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SEC FILE NUMBER
8- 78125

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2001___ AND ENDING ___December 31, 2001___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MPI Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Poor Farm Road
(No. and Street)

Princeton   NJ   08540
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James T. Dwyer III   (609) 924-4200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Druker, Rahl & Fein
(Name — if individual, state last, first, middle name)

P.O. Box 7648   Princeton   NJ   08543-7648
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
    X Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
℗ JUN 0 3 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, _____ James T. Dwyer-III _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ MPI Securities, Inc. _____, as of _____ December 31 _____, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____ Senior Vice President _____
Title

_____
REBECCA L. FORSBERG
Notary Public of New Jersey
My Commission Expires Feb. 15, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



MPI SECURITIES, INC.

Financial Statements

and

Supplementary Information

Year Ended December 31, 2001

MPI SECURITIES, INC.

Table of Contents

December 31, 2001



INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders of
MPI SECURITIES, INC.

We have audited the accompanying statement of financial condition of MPI SECURITIES, INC. as of December 31, 2001, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **MPI SECURITIES, INC.** as of December 31, 2001, and the results of its operations, changes in stockholders' equity and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page eight is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Druker, Rahl & Fein

January 30, 2002

DONALD F. CONWAY, CPA*
CONRAD L. DRUKER, CPA
ESMOND S. DRUKER, CPA
EUGENE J. ELIAS, CPA, RMA
JACK H. FEIN, CPA*
ROBERT J. RAHL, CPA*
DAVID L. STAFFORD, CPA*
RICHARD S. WILLINGER, CPA

*CPA IN NJ AND PA
· CPA IN NY

OTHER OFFICE:
86 BUCK ROAD
HOLLAND, PA 18966
215-355-4860

◦ NATIONAL ASSOCIATED CPA FIRMS
◦ AMERICAN INSTITUTE OF
  CERTIFIED PUBLIC ACCOUNTANTS
◦ NEW JERSEY SOCIETY OF
  CERTIFIED PUBLIC ACCOUNTANTS
◦ PENNSYLVANIA INSTITUTE OF
  CERTIFIED PUBLIC ACCOUNTANTS
◦ PRIVATE COMPANIES PRACTICE SECTION
◦ SEC PRACTICE SECTION

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com

1

MPI SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS

Cash	$	36,904
Investments		31,900
Other receivables		3,236
Prepaid expenses		3,734
Property and Equipment		911
Total Assets	$	76,685

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Income taxes payable	$	200

Stockholders' Equity

Common stock, no par value; 5,000 shares authorized; 4,611 shares issued and outstanding	$	35,469
Additional paid-in capital		32,396
Retained earnings		12,854
Treasury stock, 625 shares at cost		(4,234)
Total Stockholders' Equity		76,485
Total Liabilities and Stockholders' Equity	$	76,685

MPI SECURITIES, INC.

STATEMENT OF INCOME

Year Ended December 31, 2001

Revenues	
Consulting fees	$ 183,851
Operating expenses	
Management fees	59,425
Consulting fees	84,593
Professional fees	11,717
Licensing fees	4,586
Office expense	2,630
Research	407
Publications	75
Depreciation	608
Advertising	6,627
Insurance	362
Travel and entertainment	12,606
Total operating expenses	183,636
Income from operations	215
Interest income	168
Income before provision for state income taxes	383
Provision for state income taxes	311
Net income	$ 72

MPI SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2001

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
	Shares	Amount				
Balances, January 1, 2001	4,561	$ 35,130	$ -	$ 12,782	$ (4,234)	$ 43,678
Net income	-	-	-	72	-	72
Additional paid-in capital	-	-	32,396	-	-	32,396
Issuance of common stock	50	339	-	-	-	339
Balances, December 31, 2001	4,611	$ 35,469	$ 32,396	$ 12,854	$ (4,234)	$ 76,485

See notes to financial statements.

4

MPI SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2001

Cash Flows from Operating Activities		
Net income	$	72
Adjustments to reconcile income from operations to net cash used by operating activities		
Depreciation		608
Changes in current assets and liabilities		
Other receivables		(3,133)
Prepaid expenses		(114)
Income taxes payable		(4,600)
Net cash used in operating activities		(7,167)
Cash Flows from Financing Activities		
Proceeds from sale of common stock		339
Additional paid-in capital		32,396
Net cash provided by financing activities		32,735
Net increase in cash		25,568
Cash, beginning of year		11,336
Cash, end of year	$	36,904
Supplemental Disclosures of Cash Flow Information		
Cash paid during the year for		
Income taxes	$	4,911

See notes to financial statements.

MPI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

MPI SECURITIES, INC. (the "Company") was incorporated on January 26, 1995 and is a broker-dealer located in Princeton, New Jersey. The Company is registered with the Securities and Exchange Commission (SEC), and the State Securities Commission of New Jersey, as well as other states and is a member of the National Association of Securities Dealers, Inc. The Company does business throughout the United States.

Cash

For the purpose of the statement of cash flows, cash includes time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Property and Equipment and Depreciation

Property and equipment is stated at cost and is depreciated for financial reporting purposes on an accelerated basis over the estimated useful life of five years. Repairs and maintenance expenditures which do not extend the useful life of the related asset are expensed as incurred.

Income Taxes

The Company has elected, with the approval of its stockholders, "S" Corporation status for Federal and State income tax purposes; thus most of the income is taxed to each of the shareholders. With the exception of certain state corporate income taxes, no provision has been made for corporate income taxes in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect certain related amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2001, the Company had net capital of $36,704 which exceeded its requirements of $5,000 by $31,704.

MPI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

C. INVESTMENTS

Investments consist of shares of common stock purchased in a private offering. The investments are carried at cost, which approximates market and aggregated $31,900 at December 31, 2001. In addition, the investments may not be transferred without written consent and until the earlier of the effective date, or the expiration of two years following June 28, 2000 if a registration statement has not been filed with the SEC in connection with an initial public offering of shares of common stock during such two year period.

D. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Printer and software	$	3,166
Less accumulated depreciation		2,255
	$	911

Depreciation expense charged to operations was $608 for the year.

E. MAJOR CUSTOMERS

Six customers account for the Company's total revenues. One of the customers accounts for 53% of the total revenue.

F. RELATED PARTY TRANSACTIONS

Management Planning, Inc. ("MPI"), an affiliate, provides management services to the Company and is reimbursed based on actual expenditures incurred and allocated overhead. Management fee and consulting fee expense for the year was $144,018. There were no amounts due MPI at December 31, 2001.

G. ADVERTISING

Advertising costs are charged to operations when incurred and were $6,627 for the year.

SUPPLEMENTARY INFORMATION

MPI SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

As of December 31, 2001

Stockholders' equity	$ 76,485
Deductions: Non-Allowable assets	
Investments	(31,900)
Other receivables	(3,236)
Prepaid expenses	(3,734)
Property and equipment	(911)
Non-allowable assets	(39,781)
Net capital	36,704
Minimum capital requirement	5,000
Net capital in excess of minimum requirement	31,704
Aggregate indebtedness	200
Ratio of aggregate indebtedness to net capital	.005 to 1

Reconciliation with Company's Computation (included in Part II A of Form X-17A-5 as of December 31, 2001).

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 36,903
Audit adjustments (net)	(199)
Net capital per above	$ 36,704

The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision and therefore, no computation for determination of reserve requirements was necessary.


INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders of
MPI SECURITIES, INC.

In planning and performing our audit of the financial statements of MPI SECURITIES, INC. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures in the preceding paragraph.

DONALD F. CONWAY, CPA*
CONRAD L. DRUKER, CPA
ESMOND S. DRUKER, CPA
EUGENE J. ELIAS, CPA, RMA
JACK H. FEIN, CPA*
ROBERT J. RAHL, CPA*
DAVID L. STAFFORD, CPA*
RICHARD S. WILLINGER, CPA

*CPA IN NJ AND PA
* CPA IN NY

OTHER OFFICE:
86 BUCK ROAD
HOLLAND, PA 18966
215-355-4860

• NATIONAL ASSOCIATED CPA FIRMS
• AMERICAN INSTITUTE OF
  CERTIFIED PUBLIC ACCOUNTANTS
• NEW JERSEY SOCIETY OF
  CERTIFIED PUBLIC ACCOUNTANTS
• PENNSYLVANIA INSTITUTE OF
  CERTIFIED PUBLIC ACCOUNTANTS
• PRIVATE COMPANIES PRACTICE SECTION
• SEC PRACTICE SECTION

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of the Company to achieve all of the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Druker, Rahl & Fein

January 30, 2002